FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.	**0001257102**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, August 26, 2005, Series 2005-5	**333-124036**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

__

Name of Person Filing the Document
(If Other than the Registrant)


05065279




SEP 01 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 29, 2005

CITIGROUP MORTGAGE LOAN TRUST INC.



By: ________________________
Name: Susan Mills
Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Counterparty	
Underwriter	Citigroup Global Markets Inc.
Issuer	Citigroup Mortgage Loan Trust Inc.
Depositor	Citigroup Mortgage Loan Trust Inc.
Seller	Citigroup Global Markets Realty Corp.
Aggregator	Citigroup Global Markets Realty Corp.
Rep Provider	Citigroup Global Markets Realty Corp.
Master Servicer	CitiMortgage, Inc.
Trustee	U.S. Bank National Association
MI Provider	NA
Monoline	NA
Credit Manager	NA
Federal Tax Status	REMIC

Originators	Group (%)	Total (%)
Ameriquest	100.00%	100.00%

Servicers	Group (%)	Total (%)
GMAC	100.00%	100.00%

FICO	AGG UPB	AGG %
NA	$0	0.00%
< 500	$0	0.00%
500 - 519	$0	0.00%
520 - 539	$0	0.00%
540 - 559	$0	0.00%
560 - 579	$0	0.00%
580 - 599	$0	0.00%
600 - 619	$0	0.00%
620 - 639	$0	0.00%
640 - 659	$0	0.00%
660 - 679	$4,393,468	1.67%
680 - 699	$95,277,067	36.27%
700 - 719	$64,883,398	24.70%
720 - 739	$46,093,197	17.55%
740 - 759	$24,743,411	9.42%
760 - 779	$14,871,972	5.66%
780 - 799	$9,071,715	3.45%
800 plus	$3,330,324	1.27%

Collateral Info	TOTAL	TOTAL
Gross WAC	5.982%	5.982%
WA CLTV	79.84%	79.84%
CLTV >80%	54.73%	54.73%
CLTV >90%	0.00%	0.00%
CLTV >95%	0.00%	0.00%
LB <$50,000	0.00%	0.00%
LB $50k - $100k	4.41%	4.41%
LB $100k - $150k	14.02%	14.02%
WA FICO	716.0	716.0
<560 FICO	0.00%	0.00%
560 - 600 FICO	0.00%	0.00%
SF / TH / PUD	86.55%	86.55%
2-4 Family	8.06%	8.06%
Condo	5.39%	5.39%
Manufactured Housing (MH)	0.00%	0.00%
Other	0.00%	0.00%
Primary	95.08%	95.08%
Second	1.69%	1.69%
Investment	3.22%	3.22%
Full / Alt	72.28%	72.28%
Stated / Limited	27.72%	27.72%
NINA	0.00%	0.00%
1st Lien	100.00%	100.00%
2nd Lien	0.00%	0.00%
State 1	CA	CA
%	24.08%	24.08%
State 2	NJ	NJ
%	10.11%	10.11%
State 3	NY	NY
%	8.22%	8.22%
State 4	FL	FL
%	7.80%	7.80%
State 5	IL	IL
%	3.14%	3.14%
ARM / HYB	100.00%	100.00%
Fixed	0.00%	0.00%
Purchase	5.62%	5.62%
Refi-RT	12.47%	12.47%
Refi-CO	81.91%	81.91%
Size	$262,664,552	$262,664,552
AVG Balance	$217,438	$217,438
Loan Count	1,208	1,208
Interest Only (IO)	6883%	6883%
Negative Amortization	0.00%	0.00%

GWAC	AGG ARM UPB	ARM %	AGG FIX UPB	FIX %
0 - 4.5	$0.00	0.00%	$0.00	0.00%
4.5 - 5	$3,014,544.24	1.15%	$0.00	0.00%
5 - 5.5	$33,510,501.48	12.76%	$0.00	0.00%
5.5 - 6	$143,592,961.47	54.67%	$0.00	0.00%
6 - 6.5	$29,637,269.95	11.28%	$0.00	0.00%
6.5 - 7	$40,023,080.08	15.24%	$0.00	0.00%
7 - 7.5	$7,795,253.60	2.97%	$0.00	0.00%
7.5 - 8	$3,889,388.30	1.48%	$0.00	0.00%
8 - 8.5	$787,053.00	0.30%	$0.00	0.00%
8.5 - 9	$414,500.00	0.16%	$0.00	0.00%
9 - 9.5	$0.00	0.00%	$0.00	0.00%
9.5 - 10	$0.00	0.00%	$0.00	0.00%
10 - 10.5	$0.00	0.00%	$0.00	0.00%
10.5 - 11	$0.00	0.00%	$0.00	0.00%
11 - 11.5	$0.00	0.00%	$0.00	0.00%
11.5 - 12	$0.00	0.00%	$0.00	0.00%
12 - 12.5	$0.00	0.00%	$0.00	0.00%
12.5 - 13	$0.00	0.00%	$0.00	0.00%
13 - 13.5	$0.00	0.00%	$0.00	0.00%
13.5 - 14	$0.00	0.00%	$0.00	0.00%
14 - 14.5	$0.00	0.00%	$0.00	0.00%
14.5 +	$0.00	0.00%	$0.00	0.00%

Ratings	
Moody's Rating	NA
S&P Rating	NA
Fitch Rating	NA
DBRS Rating	NA

Credit Enhancement	
Subordination (not including OC)	NA
Prefund OC (%)	NA
Initial Target OC (%)	NA
Stepdown OC (%)	NA
Stepdown Date	NA
Excess Interest (12m Avg, Fwd Libor)	NA

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Originators and their affiliates. Neither the Depositor, Originators nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could *yield substantially different results. You are cautioned that there is no universally accepted* method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI *may make a market in the securities referred to herein.* Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

Counterparty	
Underwriter	Citigroup Global Markets Inc.
Issuer	Citigroup Mortgage Loan Trust Inc.
Depositor	Citigroup Mortgage Loan Trust Inc.
Seller	Citigroup Global Markets Realty Corp.
Aggregator	Citigroup Global Markets Realty Corp.
Rep Provider	Citigroup Global Markets Realty Corp.
Master Servicer	CitiMortgage, Inc.
Trustee	U.S. Bank National Association
MI Provider	NA
Monoline	NA
Credit Manager	NA
Federal Tax Status	REMIC

Originators	Group (%)	Total (%)
Ameriquest	100.00%	100.00%

Servicers	Group (%)	Total (%)
GMAC	100.00%	100.00%

FICO	AGG UPB	AGG %
NA	$0	0.00%
< 500	$0	0.00%
500 - 519	$0	0.00%
520 - 539	$0	0.00%
540 - 559	$0	0.00%
560 - 579	$0	0.00%
580 - 599	$0	0.00%
600 - 619	$0	0.00%
620 - 639	$0	0.00%
640 - 659	$0	0.00%
660 - 679	$0	0.00%
680 - 699	$32,757,830	34.08%
700 - 719	$25,758,647	26.80%
720 - 739	$16,706,530	17.38%
740 - 759	$9,720,217	10.11%
760 - 779	$7,470,276	7.77%
780 - 799	$2,748,851	2.86%
800 plus	$949,306	0.99%

Collateral Info	Group	TOTAL
Gross WAC	6.031%	5.982%
WA CLTV	79.18%	79.84%
CLTV >80%	57.57%	54.73%
CLTV >90%	0.00%	0.00%
CLTV >95%	0.00%	0.00%
LB <$50,000	0.00%	0.00%
LB $50k - $100k	8.23%	4.41%
LB $100k - $150k	19.53%	14.02%
WA FICO	718.0	716.0
<560 FICO	0.00%	0.00%
560 - 600 FICO	0.00%	0.00%
SF / TH / PUD	86.77%	86.55%
2-4 Family	6.57%	8.06%
Condo	6.66%	5.39%
Manufactured Housing (MH)	0.00%	0.00%
Other	0.00%	0.00%
Primary	95.63%	95.08%
Second	1.66%	1.69%
Investment	2.71%	3.22%
Full / Alt	76.04%	72.28%
Stated / Limited	23.96%	27.72%
NINA	0.00%	0.00%
1st Lien	100.00%	100.00%
2nd Lien	0.00%	0.00%
State 1	CA	CA
%	11.95%	24.08%
State 2	NJ	NJ
%	10.17%	10.11%
State 3	FL	NY
%	8.12%	8.22%
State 4	NY	FL
%	6.66%	7.80%
State 5	OH	IL
%	4.68%	3.14%
ARM / HYB	100.00%	100.00%
Fixed	0.00%	0.00%
Purchase	6.45%	5.62%
Refi-RT	14.96%	12.47%
Refi-CO	78.59%	81.91%
Size	$96,111,656	$262,664,552
AVG Balance	$175,386	$217,438
Loan Count	548	1,208
Interest Only (IO)	56%	6883%
Negative Amortization	0.00%	0.00%

GWAC	AGG ARM UPB	ARM %	AGG FIX UPB	FIX %
0 - 4.5	$0	0.00%	$0.00	0.00%
4.5 - 5	$393,014	0.41%	$0.00	0.00%
5 - 5.5	$3,461,985	3.60%	$0.00	0.00%
5.5 - 6	$60,366,238	62.81%	$0.00	0.00%
6 - 6.5	$13,921,707	14.48%	$0.00	0.00%
6.5 - 7	$15,092,683	15.70%	$0.00	0.00%
7 - 7.5	$1,962,568	2.04%	$0.00	0.00%
7.5 - 8	$732,958	0.76%	$0.00	0.00%
8 - 8.5	$180,503	0.19%	$0.00	0.00%
8.5 - 9	$0.00	0.00%	$0.00	0.00%
9 - 9.5	$0.00	0.00%	$0.00	0.00%
9.5 - 10	$0.00	0.00%	$0.00	0.00%
10 - 10.5	$0.00	0.00%	$0.00	0.00%
10.5 - 11	$0.00	0.00%	$0.00	0.00%
11 - 11.5	$0.00	0.00%	$0.00	0.00%
11.5 - 12	$0.00	0.00%	$0.00	0.00%
12 - 12.5	$0.00	0.00%	$0.00	0.00%
12.5 - 13	$0.00	0.00%	$0.00	0.00%
13 - 13.5	$0.00	0.00%	$0.00	0.00%
13.5 - 14	$0.00	0.00%	$0.00	0.00%
14 - 14.5	$0.00	0.00%	$0.00	0.00%
14.5 +	$0.00	0.00%	$0.00	0.00%

Ratings	
Moody's Rating	Aaa
S&P Rating	AAA
Fitch Rating	AAA
DBRS Rating	NA

Credit Enhancement	
Subordination (not including OC)	NA
Prefund OC (%)	NA
Initial Target OC (%)	NA
Stepdown OC (%)	NA
Stepdown Date	NA
Excess Interest (12m Avg, Fwd Libor)	NA

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Originators and their affiliates. Neither the Depositor, Originators nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

FICO: Fully Amortizing ARMs \| Full Doc	0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% +
Less than 560	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
560 - 599	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
600 - 619	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
620 - 659	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
660 - 699	0.77%	0.09%	0.06%	0.28%	0.85%	6.79%	0.00%	0.00%
700 - 740	0.98%	0.42%	0.51%	1.07%	1.35%	9.87%	0.00%	0.00%
740 +	0.74%	0.46%	0.45%	0.24%	0.61%	3.22%	0.00%	0.00%

FICO: Fully Amortizing ARMs \| Non-Full Doc	0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% +
Less than 560	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
560 - 599	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
600 - 619	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
620 - 659	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
660 - 699	0.14%	0.53%	0.42%	1.06%	1.56%	2.01%	0.00%	0.00%
700 - 740	0.88%	0.24%	0.29%	0.32%	1.44%	3.36%	0.00%	0.00%
740 +	0.43%	0.12%	0.33%	0.00%	1.07%	0.93%	0.00%	0.00%

FICO: ARMs- IO \| Full Doc	0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% +
Less than 560	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
560 - 599	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
600 - 619	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
620 - 659	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
660 - 699	1.70%	3.15%	0.48%	0.24%	0.97%	9.65%	0.00%	0.00%
700 - 740	1.36%	1.98%	1.80%	1.51%	1.55%	11.42%	0.00%	0.00%
740 +	2.24%	1.58%	1.50%	1.00%	0.58%	4.57%	0.00%	0.00%

FICO: ARMs- IO \| Non-Full Doc	0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% +
Less than 560	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
560 - 599	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
600 - 619	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
620 - 659	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
660 - 699	0.00%	0.65%	0.35%	0.07%	0.26%	2.01%	0.00%	0.00%
700 - 740	0.38%	0.24%	0.27%	0.00%	0.09%	2.85%	0.00%	0.00%
740 +	0.19%	0.35%	0.23%	0.00%	0.00%	0.88%	0.00%	0.00%

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Originators and their affiliates. Neither the Depositor, Originators nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.